FMC

FRASER MILNER CASGRAIN LLP

06019203

Barbara Ross
Law Clerk
Direct Line: 416-863-4676
barb.ross@fmc-law.com

December 4, 2006

SEC MAIL RECEIVED DEC 11 2006 WASH. D.C. 213 PROCESSING SECTION

PROCESSED DEC 20 2006 THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sirs/Mesdames:

Subject: Jannock Properties Limited (File No. 82-5062)
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Press Release dated November 20, 2006;

(b) Interim Financial Statements for the period ended September 30, 2006;

(c) B.C. Form 51-901F for the period ended September 30, 2006;

(d) Interim Management's Discussion and Analysis for the period ended September 30, 2006; and

dlw 12/14

(e) CEO and CFO Interim Filings Certifications for the period ended September 30, 2006.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

Barbara Ross
Law Clerk

/br
Enclosures

cc: Brian Jamieson, Jannock Properties Limited (with encls.)
Richard Scott, Fraser Milner Casgrain LLP (w/o encls.)
Catherine Pham, Fraser Milner Casgrain LLP (w/o encls.)

3326100_1.DOC

Jannock Properties Limited

Press Release

November 20, 2006

Jannock Properties Limited reports September 30, 2006 results.

TORONTO, ONTARIO—Jannock Properties Limited today reported net earnings of $319,000 ($0.01 per share) for the Third Quarter of 2006 compared with earnings of $271,000 ($0.01 per share) for the same period in 2005.

Real Estate

There were no repayments of mortgages receivable during the Third Quarter of 2006 however all interest payments have been received when due.

The outstanding balance for the two remaining mortgages is $3,670,000 with repayments due in 2007, or earlier if the purchasers make partial discharges in order to commence construction activities.

Cash Flows from Operations

Cash provided by operating activities in the Third Quarter of this year amounted to $283,000 compared to $329,000 for the same period last year. The major differences are due to:

- Cash receipts for the Third Quarter this year were $527,000 and included $484,000 as compensation from a municipality for the over-dedication of parkland at one of the sites that the Company had previously developed. The balance of receipts was primarily interest received on outstanding mortgage receivables and on cash surpluses. This compares with $449,000 for the Third Quarter of last year, which included a property tax refund of $413,000 and interest earnings of $36,000.
- Cash payments for the Third Quarter this year were $244,000 and included income tax payments on 2006 earnings of $174,000 and administrative costs of $70,000. In the same period last year cash payments were $120,000 and included $56,000 for expenditures on land development and $78,000 for administrative expenses.

In early October, the Corporation received $241,000 as a partial repayment of some levy credits relating to a property that it had previously sold. A further $459,000 of levy credits is potentially recoverable at some time in the future.

Jancor Companies, Inc.

Operating results in the Third Quarter were significantly lower than in 2005 and offset most of the gains that had been experienced earlier in the year. This has been attributed to a sharp slump in the US housing markets and the impact of lower consumer confidence. The outlook for the rest of the year is for continuing soft market conditions.

Senior debt levels at Jancor increased during the Third Quarter of 2006 mainly due to the acquisition of a siding manufacturing plant in Mississippi. This plant will produce private-label siding and is expected to be profitable in 2007.

In early October the Corporation received US$118,000 as its share of a payment of that was made by Jancor to its subordinated lender in September 2006. When Jannock Properties sold its interests in Jancor in 2001, it became entitled to receive the next US$5,572,000 once total payments of principal and interest on Jancor's subordinated bank debt reached US$16,717,000. This is in addition to the right to receive 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor. At this time the Corporation has not determined how much of these payments, if any, will be taxable.

Corporate Items
In the Third Quarter of this year administrative costs were $66,000 compared with $83,000 for the Third Quarter of last year. Year-to-date these costs are 23% less than for the same period in 2005.

The mandate for the Company is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Company's common shares are listed on the Canadian Venture Exchange (trading symbol: JPL.UN). Currently each Unit consists of one Class B common share and 70 Class A special shares.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	SEPTEMBER 30 2006 (unaudited)	DECEMBER 31 2005
ASSETS		
Mortgages receivable (note 3)	3,670	4,183
Other assets	113	68
Cash and cash equivalents	2,624	4,562
	$ 6,407	$ 8,813
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	$ 160	$ 186
Income taxes payable	29	947
Future income taxes	358	354
	$ 547	$ 1,487
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	$ 24,896	$ 26,677
Contributed surplus	6,868	6,868
Deficit	(25,904)	(26,219)
	$ 5,860	$ 7,326
	$ 6,407	$ 8,813

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amount)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	**2006**	2005
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales (note 2)	**$ -**	$ -	**$ -**	$ 2,700
Cost of sales	**-**	-	**-**	979
Gross profit	**-**	-	**-**	1,721
Interest and other income	**565**	507	**754**	777
General and administrative costs	**(66)**	(83)	**(261)**	(337)
Income before income taxes	**499**	424	**493**	2,161
Income taxes provided/(recovered) (note 5)				
- current	**179**	97	**174**	910
- future	**1**	56	**4**	(129)
Net income for the period	**$ 319**	$ 271	**$ 315**	$ 1,380
Deficit - beginning of period	**$ (26,223)**	$ (26,504)	**$ (26,219)**	$ (27,613)
Deficit - end of period	**$ (25,904)**	$ (26,233)	**$ (25,904)**	$ (26,233)
Net earnings per share	**$ 0.01**	$ 0.01	**$ 0.01**	$ 0.04

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	**2006**	2005
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ -**	$ -	**$ -**	$ 2,700
Collection of mortgages receivable	**-**	-	**513**	4,658
Interest and other income received	**527**	449	**718**	700
	527	449	**1,231**	8,058
Cash payments				
Real estate commissions	**-**	-	**-**	(155)
Expenditures on land development		(56)	**(5)**	(364)
Income taxes (paid)/refunded	**(174)**	14	**(1,092)**	14
Payments of general and administrative and other	**(70)**	(78)	**(291)**	(362)
	(244)	(120)	**(1,388)**	(867)
Total operating activities	**283**	329	**(157)**	7,191
FINANCING ACTIVITIES				
Redemption of capital stock			**(1,781)**	(5,345)
	-	-	**(1,781)**	(5,345)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**283**	329	**(1,938)**	1,846
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**$ 2,341**	$ 3,421	**$ 4,562**	$ 1,904
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$ 2,624**	$ 3,750	**$ 2,624**	$ 3,750

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2005 and should be read in conjunction with those financial statements.

2. Land sales

There was no land sales during the nine months ended September 30, 2006. There was one land sale during the nine months to September 30, 2005 which completed the sale of the Company's real estate properties.

3. Mortgages receivable

At September 30, 2006, mortgages receivable of $3,670 (December 31, 2005 - $4,183) are all due in 2007 and carry interest at 6%.

4. Accounts payable and accrued liabilities

At September 30, 2006, an amount of $134 (December 31, 2005 - $138) is included for costs expected to be incurred on land that has been sold.

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Nine months ended	
	September 30, 2006	September 30, 2005
Earnings/(loss) before income taxes	$ 493	$2,161
Expected income taxes/(recovery)	$ 178	$ 781

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments

At September 30, 2006, the Company had provided letters of credit amounting to $73 (December 31, 2005 - $173).

Security for $1,200,000 and $300,000, respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September 2004) and the Milton quarry (sold March 2005). These security amounts expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

8. Related Party Transactions

In March 2006, a former President of the Corporation repaid a mortgage receivable of $513,000 relating to a property which had been previously sold by the Corporation to an unrelated party. This property was acquired by the former President from the original purchaser in 2005.

For the nine months to September 30, 2006 the former President was paid $8,000 for consulting services provided to the Corporation ($15,000 for the same period in 2005). He also received a commission of $107,000 in 2005 (nil in 2006) in connection with the sale of properties.

The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

9. Potential Recoveries

The Corporation expects to recover approximately $700,000 of levy credits relating to a property that it had sold. In early October, the Corporation received $241,000 as a partial repayment of the levy credits. A further $459,000 is potentially recoverable although the ultimate amount realized and the timing of recovery are uncertain and could differ from current estimates.

10. Subsequent Events

In early October the Corporation received US$118,000 as its share of a payment of that was made by Jancor Companies, Inc. to its subordinated lender in September 2006. Also in Early October the Corporation received a payment of $241,000 relating to levy credits (see Note 9).

Jannock Properties Limited

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	SEPTEMBER 30 2006 (unaudited)	DECEMBER 31 2005
ASSETS		
Mortgages receivable (note 3)	3,670	4,183
Other assets	113	68
Cash and cash equivalents	2,624	4,562
	$ 6,407	$ 8,813
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	$ 160	$ 186
Income taxes payable	29	947
Future income taxes	358	354
	$ 547	$ 1,487
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	$ 24,896	$ 26,677
Contributed surplus	6,868	6,868
Deficit	(25,904)	(26,219)
	$ 5,860	$ 7,326
	$ 6,407	$ 8,813

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amount)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	**2006**	2005
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales (note 2)	**$ -**	$ -	**$ -**	$ 2,700
Cost of sales	**-**	-	**-**	979
Gross profit	**-**	-	**-**	1,721
Interest and other income	**565**	507	**754**	777
General and administrative costs	**(66)**	(83)	**(261)**	(337)
Income before income taxes	**499**	424	**493**	2,161
Income taxes provided/(recovered) (note 5)				
- current	**179**	97	**174**	910
- future	**1**	56	**4**	(129)
Net income for the period	**$ 319**	$ 271	**$ 315**	$ 1,380
Deficit - beginning of period	**$ (26,223)**	$ (26,504)	**$ (26,219)**	$ (27,613)
Deficit - end of period	**$ (25,904)**	$ (26,233)	**$ (25,904)**	$ (26,233)
Net earnings per share	**$ 0.01**	$ 0.01	**$ 0.01**	$ 0.04

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006 (unaudited)	2005 (unaudited)	**2006 (unaudited)**	2005 (unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ -**	$ -	**$ -**	$ 2,700
Collection of mortgages receivable	**-**	-	**513**	4,658
Interest and other income received	**527**	449	**718**	700
	527	449	**1,231**	8,058
Cash payments				
Real estate commissions	**-**	-	**-**	(155)
Expenditures on land development		(56)	**(5)**	(364)
Income taxes (paid)/refunded	**(174)**	14	**(1,092)**	14
Payments of general and administrative and other	**(70)**	(78)	**(291)**	(362)
	(244)	(120)	**(1,388)**	(867)
Total operating activities	**283**	329	**(157)**	7,191
FINANCING ACTIVITIES				
Redemption of capital stock			**(1,781)**	(5,345)
	-	-	**(1,781)**	(5,345)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**283**	329	**(1,938)**	1,846
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**$ 2,341**	$ 3,421	**$ 4,562**	$ 1,904
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$ 2,624**	$ 3,750	**$ 2,624**	$ 3,750

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2005 and should be read in conjunction with those financial statements.

2. Land sales

There was no land sales during the nine months ended September 30, 2006. There was one land sale during the nine months to September 30, 2005 which completed the sale of the Company's real estate properties.

3. Mortgages receivable

At September 30, 2006, mortgages receivable of $3,670 (December 31, 2005 - $4,183) are all due in 2007 and carry interest at 6%.

4. Accounts payable and accrued liabilities

At September 30, 2006, an amount of $134 (December 31, 2005 - $138) is included for costs expected to be incurred on land that has been sold.

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Nine months ended	
	September 30, 2006	September 30, 2005
Earnings/(loss) before income taxes	$ 493	$2,161
Expected income taxes/(recovery)	$ 178	$ 781

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments

At September 30, 2006, the Company had provided letters of credit amounting to $73 (December 31, 2005 - $173).

Security for $1,200,000 and $300,000, respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September 2004) and the Milton quarry (sold March 2005). These security amounts expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

8. Related Party Transactions

In March 2006, a former President of the Corporation repaid a mortgage receivable of $513,000 relating to a property which had been previously sold by the Corporation to an unrelated party. This property was acquired by the former President from the original purchaser in 2005.

For the nine months to September 30, 2006 the former President was paid $8,000 for consulting services provided to the Corporation ($15,000 for the same period in 2005). He also received a commission of $107,000 in 2005 (nil in 2006) in connection with the sale of properties.

The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

9. Potential Recoveries

The Corporation expects to recover approximately $700,000 of levy credits, relating to a property that it had sold. In early October, the Corporation received $241,000 as a partial repayment of the levy credits. A further $459,000 is potentially recoverable although the ultimate amount realized and the timing of recovery are uncertain and could differ from current estimates.

10. Subsequent Events

In early October the Corporation received US$118,000 as its share of a payment of that was made by Jancor Companies, Inc. to its subordinated lender in September 2006. Also, in Early October the Corporation received a payment of $241,000 relating to levy credits (see Note 9).

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	September 30, 2006	November 20, 2006

ISSUER ADDRESS
2500 Meadowpine Blvd, &Unit 7

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Mississauga, Ontario, L5N 6C4	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR	PRINT FULL NAME	DATE SIGNED
(signed) *"Ian Currie"*	Mr. Ian Currie	November 20, 2006
CHIEF FINANCIAL OFFICER AND SECRETARY	**PRINT FULL NAME**	**DATE SIGNED**
(signed) *"Brian Jamieson"*	Mr. Brian Jamieson	November 20, 2006

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the three months ended September 30, 2006 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements".

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses and deferred costs*

The following is a breakdown of amounts presented in the annual financial statements for material expenses and material deferred costs for the three month period ended September 30, 2006:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures/(recoveries) on property development	$ 0
	Land costs	$ 0
	Development costs	$ 0
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$ 20
	Directors fees	$ 16
	Professional fees	$ 27
	Office administration	$ 3

2. *Related party transactions*

In March 2006, a former President of the Corporation repaid a mortgage receivable of $513,000 relating to a property which had been previously sold by the Corporation to an unrelated party. This property was acquired by the former President from the original purchaser in 2005.

For the nine months to September 30, 2006 the former President was paid $8,000 for consulting services provided to the Corporation ($15,000 for the same period in 2005). He also received a commission of $107,000 in 2005 (nil in 2006) in connection with the sale of properties. The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

3. *Summary of securities issued and options granted during the period*

a) Summary of securities issued during the three month period ended September 30, 2006:

Nil.

b) Summary of options granted during the three month period ended September 30, 2006:

Nil.

4. Summary of securities as at the end of the reporting period

As at September 30, 2006:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 2,494,235,240 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. Directors and officers

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C.B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the three months ended September 30, 2006 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Annual MD&A".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2006
November 20, 2006

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the interim unaudited financial statements for the three months ended September 30, 2006 and the audited financial statements and MD&A for the year ended December 31, 2005, included in the Corporation's 2005 Annual Report to Shareholders. The interim unaudited financial statements for the nine months ended September 30, 2006 and the audited financial statements for the year ended December 31, 2005 are both prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2005.

Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Corporation's Audit Committee and Board of Directors provide an oversight role with respect to all public financial disclosures by the Corporation, and have reviewed and approved this MD&A and the accompanying financial statements.

Results of Operations – Third Quarter 2006 versus Third Quarter 2005

There were no land sales or gross profits on land sales in the Third Quarter of either this year or last year.

Interest and other income in the Third Quarter was $566,000 and included $484,000 as compensation from a municipality for the over-dedication of parkland at one of the sites that had previously been developed. In the Third Quarter of 2005, interest and other income was $507,000 and included a property tax refund of $413,000. Interest earned during the Third Quarter on outstanding mortgage receivables and cash surpluses was $82,000 in 2006 and $94,000 in 2005.

Net earnings for the Third Quarter of 2006 was $319,000 ($0.01 per share) compared with net earnings of $271,000 ($0.01 per share) for the same period in 2005.

Results of Operations – Nine Months 2006 versus Nine Months 2005

There were no land sales in the nine months to September 30, 2006. Land sales in the same period of 2005 consisted of $2,700,000 for two Milton sites that completed the sale of the Corporation's real estate properties.

There were no gross profits on land sales for the first nine months of 2006. Gross profits during this period in 2005 were $1,721,000, most of which related to the gain on the sale of the Milton properties in the First Quarter.

Interest and other income of $754,000 in the nine months to September 30, 2006 included the $484,000 of parkland compensation received in the Third Quarter and $290,000 of interest. In the same period in 2005, interest and other income amounted to $777,000 and included a property tax refund of $413,000 and interest earnings of $364,000.

General and administrative expenses in the first nine months of 2006 amounted to $261,000 which is a reduction of 23% from $337,000 for the same period last year.

Net earnings for the nine months to September 30, 2006 were $315,000 ($0.01 per share) compared with net earnings of $1,380,000 ($0.04 per share) for the same period in 2005.

Outstanding Mortgages Receivable

At September 30, 2006 the Company was holding mortgages receivable of $3,670,000 relating to properties that had previously been sold. All of these mortgages receivable are due in 2007.

Jancor Companies, Inc (Jancor)

In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor.
- the next US$5,572,000 of any payments of principal and interest on Jancor's subordinated bank debt once total payments to the subordinated debt lender have exceeded US$16,717,000 which is the principal amount of the subordinated debt. This is to restore Jannock Properties to a 25% participation in any such payments.
- 25% of any payments of principal and interest payments on the subordinated debt in excess of US$22,289,000.

At September 30, 2006, cumulative payments by Jancor on its subordinated debt amounted to US$16,835,000. In early October, Jannock Properties received US$118,000 as its share of the payment which was made in September 2006.

The terms of the subordinated debt require 50% of the principal to be repaid in September 2007 and 50% in September 2008. If the payments are made as set out, Jannock Properties will receive US$6,682,000 in 2007 and a further US$2,340,000 in 2008. Jannock Properties has not been able to determine how much of these payments, if any, would be taxable.

The Corporation has received unaudited financial information for Jancor which shows that earnings before interest, taxes, depreciation and amortizations (EBITDA) for the nine months to September 30, 2006 was US$5.9 mil versus US$5.6 mil a year earlier. Third Quarter results were much softer than expected and offset most of the gains that had been experienced earlier in the year. This is believed to be mainly due to a sharp slump in the US housing markets and the impact of lower consumer confidence. The outlook for the rest of the year is for continuing soft market conditions. In 2005, EBITDA at Jancor for the full year was US$5.6 million.

Senior debt levels at Jancor increased by US$13 million during the Third Quarter of 2006 to US$29 million. Most of the increase related to the acquisition of a siding manufacturing plant in Mississippi. This plant will produce private-label siding and is expected to be profitable in 2007.

Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.

Cash Flows – Third Quarter 2006 versus Third Quarter 2005

Cash provided by operating activities during the Third Quarter of 2006 amounted to $283,000 compared to $329,000 for the same period last year.

- Cash receipts for the Third Quarter of 2006 were $527,000 and were primarily compensation of $484,000 received from a municipality for over-dedicated parkland. This compares with $449,000 for the Third Quarter of last year, which included a property tax refund of $413,000.
- Cash payments in the Third Quarter of 2006 were $244,000 and included income tax installments of $174,000 and administrative costs of $70,000. In the same period last year cash payments were $120,000 and included $56,000 for expenditures on land development and $78,000 for administrative costs.

There were no cash flows for investing or financing activities during the Third Quarters of 2006 and 2005.

Cash Flows – Nine Months 2006 versus Nine Months 2005

Cash used in operating activities during the nine months to September 30, 2006 amounted to $157,000 compared to cash provided by operating activities of $7,191,000 for the same period last year.

- Cash receipts for first nine months of this year were $1,231,000 and included the collection of a mortgage receivable of $513,000, parkland compensation of $484,000 and interest income of $234,000. In the same period in 2005 cash receipts were $8,058,000 and included proceeds from land sales of $2,700,000, collection of mortgages receivable of $4,658,000, a property tax refund of $413,000 and interest income of $287,000.
- Cash payments in the nine months to September 30, 2006 were $1,388,000 and included income tax payments on 2005 and 2006 income of $1,092,000 and administrative expenditures of $291,000. In the same period last year cash payments were $867,000 and included real estate commissions of $155,000, land development expenditures of $364,000 and administrative expenditures of $362,000.

There were no cash flows for investing activities during the first nine months of either 2006 or 2005.

Cash outflows for financing activities in the first nine months of 2006 and 2005 were $1,781,000 and $5,345,000 respectively for distributions to shareholders through the redemption of capital stock.

Financial Position

Total assets at September 30, 2006 were $6,407,000 compared with $8,813,000 at December 31, 2005.

- Cash and cash equivalents decreased by $1,938,000 mainly due to a distribution to shareholders of $1,871,000 and income tax payments of $1,092,000, offset by proceeds from a mortgage receivable of $513,000 and parkland compensation of $484,000.
- Mortgages receivable that are held by the Company on previous property sales declined by $513,000 due to a repayment of a mortgage. The mortgages receivable at September 30, 2006 of $3,670,000 are all due in 2007.

Liabilities at September 30, 2006 were $547,000 compared with $1,487,000 at December 31, 2005.

- Income taxes payable declined by $923,000 due to a payment of $918,000 relating to the expected income taxes on 2005 earnings.

Quarterly Data

(in thousands of Canadian dollars, except per share amounts)

	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4
Land sales	$ -	$ -	$ -	$ -	$ -	$ -	$ 2,700	$ 2,146
Net income	319	(12)	8	14	271	73	1,036	(68)
Basic income per share	$ 0.01	$ (0.00)	$ 0.00	$ -	$ 0.01	$ -	$ 0.03	$ -
Net cash provided/(used) by operating activities	283	56	(496)	812	329	4,399	2,463	203

Contingencies
At September 30, 2006, the Company had provided letters of credit amounting to $73 (December 31, 2005 - $173). Security for $1,200,000 and $300,000, respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September 2004) and the Milton quarry (sold March 2005). These security requirements expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

Potential Recoveries
In October 2006, an amount of $241,000 was received as a partial recovery of levy credits relating to a property that had been sold. A further $459,000 is potentially recoverable although the ultimate amount realized and the timing of recovery are uncertain and could differ from current estimates.

Outlook
Currently there are $3,670,000 of mortgages receivable outstanding relating to properties that had previously been sold and which are all due in 2007. Construction is expected to commence on a portion of one of the sites and some proceeds may be received as partial discharges during 2006.
General and administrative expenses are expected to be about 20% lower in 2006 than in 2005 owing to cost reduction actions that have been taken.

Distributions
A cash distribution equivalent to $0.05 per Unit was made in June 2006 through the redemption of 5 of the 75 Class A Special shares that were then included in each Unit, at a redemption price of $0.01 per share. Following this redemption each Unit now consists of 70 Class A Special shares and one Class B Special share

Risks and Uncertainties
Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners.
As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Company is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. At this time, the Company is not aware of any environmental issues that would have a material effect on the financial position of the Company.

Related Party Transactions
In March 2006, a former President of the Corporation repaid a mortgage receivable of $513,000 relating to a property which had been previously sold by the Corporation to an unrelated party. This property was acquired by the former President from the original purchaser in 2005.
For the nine months to September 30, 2006 the former President was paid $6,000 for consulting services provided to the Corporation ($15,000 for the same period in 2005). He also received a commission of $107,000 in 2005 (nil in 2006) in connection with the sale of properties. The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

Subsequent Events
In early October, the Corporation received $241,000 as a partial recovery of levy credits relating to a property that had been sold (see above 'Potential Recoveries').
Also in early October, the Corporation received US$118,000 as its share of a payment that was made by Jancor on its subordinated debt (see above 'Jancor Companies, Inc').

Additional Information relating to the Company
During the three months to September 30, 2006, the Company did not implement any new accounting policies and did not have any transactions with related parties.
At September 30, 2006, the only off-balance sheet transactions were letters of credit of $73,000.

Form 52-109F2 - Certification of Interim Filings

I, Ian C.B. Currie, President of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 20, 2006.

(signed) *"Ian C.B. Currie"*
Ian C.B. Currie
President

Form 52-109F2 - Certification of Interim Filings

I, Brian Jamieson, Chief Financial Officer of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 20, 2006.

(signed) *"Brian Jamieson"*
Brian Jamieson
Chief Financial Officer